PE 1|14|2016

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

16004020

March 11, 2016

Ronald O. Mueller
Gibson, Dunn & Crutcher
shareholderproposals@gibsondunn.com

Act: 1934
Section: 14a-8 (OOS)
Rule:
Public
Availability: 3-11-16

Re: Intel Corporation
Incoming letter dated January 14, 2016

Dear Mr. Mueller:

This is in response to your letter dated January 14, 2016 concerning the shareholder proposal submitted to Intel by Heartland Initiative, Inc. We also have received a letter on the proponent's behalf dated March 7, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

March 11, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Intel Corporation
Incoming letter dated January 14, 2016

The proposal relates to a committee.

There appears to be some basis for your view that Intel may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Intel's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Intel omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Intel relies.

Sincerely,

Justin A. Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

March 7, 2016
Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Intel Inc. regarding business in the occupied territories on behalf of the Heartland Initiative

Ladies and Gentlemen:

The Heartland Initiative (the "Proponent") is beneficial owner of common stock of Intel Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated January 14, 2016 (the Company Letter) sent to the Securities and Exchange Commission by Ronald Mueller of Gibson Dunn. In that letter, the Company contends that the Proposal may be excluded from the Company's 2016 proxy statement by virtue of Rule 14a-8(b), Rule 14a-8(f)(1) and Rule 14a-8(i)(11).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2016 proxy materials and that it is not excludable by virtue of those rules. A copy of this letter is being emailed concurrently to Ronald Mueller of Gibson Dunn.

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareholders request that the Board form an ad hoc committee to reassess business policies and criteria, above and beyond legal compliance, for determining whether and when the company will initiate, conduct or terminate business involvements with Israel's Settlements, including supply chain, sales and distribution, and other business relationships (direct, partnerships, and licenses) and to monitor and report to shareholders on progress on meeting these policies at least annually, at reasonable expense and excluding proprietary information.

A copy of the Proposal is attached to this letter as Exhibit 1.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
(413) 549-7333 ph. • (413) 825-0223 fax

I. The Proponent has provided sufficient proof of continuous ownership and the Proposal is not excludable pursuant to Rule 14a-8(b) or Rule 14a-8(f)(1).

The Company Letter notes:

> The Proponent sent the Proposal, dated November 30, 2015, to the Company's headquarters in Santa Clara, California.

The Proponent submitted its proof of ownership letter to the Company, which received it on December 11, 2015. The letter from Charles Schwab confirmed "as of 12/3/2015 that the Heartland Initiative has beneficial ownership of at least 2000 in market value of the voting securities of Intel Corp. and that *such beneficial ownership has existed for one or more years.*" (Emphasis added.) In addition, directly subsequent to that, it states: Trade Date 11/05/2014 and Settle Date 11/10/2014. These dates clearly refer to the date of acquisition of the shares. See Exhibit 2.

In addition, the cover letter received from the Heartland Initiative noted "Enclosed find proof of Heartland Initiative's continuous ownership of at least 2000 in market value of Intel shares for at least one year."

The Company has provided no evidence to demonstrate that there is reason to think from these materials that there is a reasonable basis for finding a gap in holding of the shares. The Company letter resorts to speculative conjecture to support its argument of inadequate proof of ownership and negate the plain meaning of the language regarding the "Settle Date" included in the proof of ownership letter:

> ... the Charles Schwab Letter in fact has not accounted for ownership over several days before the Proposal was submitted (i.e., November 30, 2014 through December 2, 2014).

The Company letter further asserts:

> Therefore, the Charles Schwab Letter does not foreclose the possibility that the Proponent has traded out and back into its ownership position in the Company shares over the one year period preceding the date that the Proposal was submitted.

The Staff has consistently barred exclusion where information documenting continuous ownership leaves no apparent gap in ownership.

For instance, in *Chevron Corporation* (February 23, 2015), the company argued that because the record holder of the shares appeared to have changed between October 31, 2013 and November 1, 2013, it was not clear whether the shares might have been sold on one day and then repurchased the next, in which case, ownership of the shares would not have been continuous between October 28, 2013 and October 28, 2014 as required under 14a-8(b). The proponent responded that it was obvious from the letters provided by both the initial and successor record holders that ownership was continuous and that there was no gap in ownership. Naturally, the initial record holder's letter would cover the period through the last day it served as record holder, while the successor record holder's letter would cover the period starting from the very next day. The Staff did not allow exclusion of the proposal. See also *The AES Corporation* (January 21, 2015), *The Southern Company* (February 16, 2015), and *Exxon Mobil Corporation* (February 23, 2015).

Similarly, in *General Electric Company* (December 16, 2014), the Staff prohibited exclusion of the proposal where the company argued it was unclear from the record holder letter provided in response to its deficiency notice whether the requisite shares were held continuously for one year through October 14, 2014—the proposal's date of submission. However, the record holder letter—dated October 21, 2014—made sufficiently clear that the requirement was met when it stated, "this letter serves as confirmation that, since October 1, 2013, you have continuously held no less than 100 shares... of... General Electric Co (GE)..." See also *Liz Claiborne Inc.* (March 14, 2012) (that the proponent held company shares continuously for a year through November 25, 2011 was sufficiently clear when the record holder letter, dated December 13, 2011, stated, "this letter is to confirm that you have continuously held no less than 500 shares each of... Liz Claiborne, Inc. (LIZ)... since November 03, 2010.")

In the case of *McKessin Corporation* (April 30, 2013), where the relevant proposal was submitted February 7, 2013, exclusion was also prohibited where the record holder letter—dated February 27, 2013—stated in one sentence that "[a]s of January 1, 2013 [the proponent] held 60 shares of McKesson Corporation, (MCK)," and then stated in the next sentence that "the above account has continuously held at least 60 shares of MCK common stock since at least January 1, 2012." The company argued that, when read together, the sentences convey that the shares were held up until January 1, 2013 and that a gap in ownership exists between that date and the proposal's date of submission. However, contrary to the company's assertions, the sentences made sufficiently clear that the proponent continued to own company stock beyond the proposal's date of submission through the date of the record holder letter.

The cases Intel cites are distinguishable from this one because, in each instance, there was an apparent gap in ownership evidenced in the documents provided by the proponents. In *Johnson and Johnson* (Jan. 8, 2013), the proponent submitted its proposal on November 13, 2012, but only provided documentation generally stating that it had continuously owned its shares since "November of 2011." Notably, the proponent failed to show, specifically, that it had continuously held its shares since November 13, 2011, as was required.

Similarly, in *Union Pacific* (Jan 29, 2010), the proponent submitted its proposal on December 3, 2009 and, therefore, needed to show proof of continuous ownership for one year as of that date (*i.e.*, since December 3, 2008). However, in response to the company's deficiency notice, the proponent provided documentation stating that it had continuously held its shares for one year "as of [December 11, 2009]." Accordingly, because the proponent only provided evidence that it held the requisite shares since December 11, 2008, the proponent appeared to have a gap in ownership between December 3 and December 11, 2008.

A significant gap in ownership was also apparent in *General Electric* (Jan. 6, 2016), where the proponent submitted its proposal on November 13, 2015. However, the proponent provided documentation merely stating that it held the requisite shares "on March 19, 2011." Notably, the proponent did not provide evidence showing that it had continuous ownership of the shares from that date, nor from any date. Therefore, a gap appeared to exist for the entirety of the one-year period leading up to the date of the proposal's submission.

Similarly, in *Andrea Electronics* (June 13, 2013), the proponent submitted its proposal on March 1, 2013 and, therefore, needed to show proof of continuous ownership since March 1, 2012. However, the record holder letter that the proponent eventually provided in response to the company's deficiency notice only indicated that proponent held the requisite shares on July 8, 2008 and March 26, 2013. Accordingly, the proponent failed to show that it had continuous ownership of the requisite shares for the entirety of the relevant period from March 1, 2012 to March 1, 2013.

In contrast to the precedents cited by the Company in the present matter, there is no realistic reason to conclude that a gap existed here.

II. The Proposal may not be excluded under Rule 14a-8(i)(11) because it does not have the same principle thrust as the Holy Land Principles proposal.

The Company Letter attempts to fabricate " duplication" under Rule 14a-8(i)(11) by stretching beyond the thrust of the two proposals into *underlying concerns and commonalities,* i.e. that they both "seek information regarding, potential human rights and equal opportunity concerns (including the reputational implications) relating to the Company's operations in Israel, and each proposal asks the Company to enhance its policies to address this concern."

In fact, the proposals have a completely distinct principal thrust—one relates to terms and conditions of operations, the other to "whether and when the company will initiate, conduct or terminate business involvements." Shareholders will not be confused in voting on both proposals, nor would there be a perception of inconsistency or incoherence in separate votes on the two different issues.

Although both proposals relate to activities in overlapping geographic locations, that is not a sufficient basis for exclusion under Rule 14a-8(i)(11). The Holy Land Principles proposal relates exclusively to *equal opportunity employment principles* to serve as guidelines for corporations in Palestine-Israel. These are principles regarding how business is conducted in relation to employment and employees, asking the company to, among other things:

> Adhere to fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic or religious identity.

> Maintain a work environment that is respectful of all national, racial, ethnic and religious groups.
>
> Not accept subsidies, tax incentives, or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another.
>
> Appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles.

In contrast, the present Proposal requests an "ad hoc committee to reassess business policies and criteria, above and beyond legal compliance, for determining *whether and when* the company will initiate, conduct or terminate business involvements with Israel's Settlements, including supply chain, sales and distribution, and other business relationships (direct, partnerships, and licenses)." [Emphasis added.]

Staff decisions clearly do not allow exclusion of proposals based on "duplication" when one proposal relates to criteria as to *whether to continue an activity of concern*, while another proposal relates to *standards for operation if the activity is continued.*

This distinction is repeated in numerous Staff decisions where exclusion was disallowed under Rule 14a-8(i)(11). Directly analogous is *Chevron Corp.* (March 24, 2009), where Chevron unsuccessfully attempted to characterize two distinct proposals as duplicative, alleging that "both reflect a concern over the company's criteria for determining whether to operate in various countries" and both request an assessment of the reputational risks associated with those decisions. While the proposals did have the identified similarities, their subject matter was found to be distinct and non-duplicative. One proposal requested a report on "the policies and procedures that guide Chevron's assessment of host country laws and regulation with respect to their adequacy to protect human health, the environment and our company's reputation." The second proposal addressed Chevron's "opaque" process to determine "*whether to invest in or withdraw from countries* where:

- the government has engaged in ongoing and systematic human rights violations;
- there is a call for economic sanctions by human rights and democracy advocates; and
- Chevron's presence exposes the Company to government sanctions, negative brand publicity, and consumer boycotts." [Emphasis added.]

The shareholders requested a report detailing Chevron's criteria for "(i) investment in; (ii) continued operations in; and, (iii) withdrawal from specific countries."

Despite some overlap of subject matter, the principal thrust of the proposals was sufficiently distinct to avoid exclusion.

Similarly, in *Exxon Mobil Corporation* (March 23, 2009), a proposal requesting a report on the impact of climate change on vulnerable emerging countries between 2010 and 2030, comparing the severity of impacts to a scenario where Exxon adopted sustainable energy policies that benefitted vulnerable emerging countries, was not found to be duplicative of a proposal that asked the company to "adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors."

Finally, in *OGE Energy Corp.* (February 27, 2008), two proposals that related broadly to climate change were found not to be substantially duplicative where the first filed proposal requested a report on the ***economic impact of climate change on the company***, and the second proposal requested a report on the "*feasibility of adopting quantitative goals based on current and emerging technologies for reducing global greenhouse gas emissions* from the company's operations." [Emphasis added.] These decisions highlight that proposals that relate to the same subject matter are not excludable when they propose different core actions and have different principal thrusts. See also *AT&T Inc.* (February 3, 2012) (indicating that a proposal seeking a report on lobbying contributions and expenditures is distinct from a proposal seeking a report on political disclosure, whereas AT&T argued they were both "political"); *Bank of America Corp.* (January 7, 2013)(concurring that a proposal seeking to explore an end to political spending on elections and referenda is distinct from a proposal asking the company to disclose its political spending in a variety of categories).

CONCLUSION

The Proposal is not excludable on either of the grounds asserted by the Company. We urge the Staff to notify the Company that the Proposal is not excludable, and the no action relief is denied.

Please phone me with any questions at 413 549-7333 .

Sincerely,

Sanford Lewis

Cc:
Samuel Jones
Ronald Mueller

Exhibit 1
Proposal

WHEREAS, Intel has established business operations in the State of Israel ("Israel");

WHEREAS, Israel has militarily occupied certain territories since 1967, and according to the United States Government and the international community, does not possess sovereign powers over such areas, and thus cannot establish national legal entities and operations in said occupied territories;

WHEREAS, by designating certain areas within the occupied territories as National Priority Zones for development and settlement (the 'Settlements'), and providing financial and tax incentives to individuals with access to residency therein, or businesses operating therefrom, Israel provides competitive advantages to Intel's potential business partners or suppliers who operate from such Settlements;

WHEREAS, the United States Government has declared such Settlements to be "illegitimate";

WHEREAS, Israel's Arab minority citizens (20% of its population) may be denied equal access to these financial, tax, and employment opportunities due to limitation of residency privileges therein;

WHEREAS, due to the above, services and goods supplied to Intel from, or profits derived by Intel through potential operations in, such Settlement areas are morally tainted, and the mere suspicion of Intel's connection to such Settlements places its reputation and its commitments to employees and shareholders at risk;

WHEREAS, Intel has made various social responsibility commitments to its employees, customers, and shareholders, including its endorsement of the UN Guiding Principles ("Ruggie Principles") which highlight the heightened human rights risks businesses face in areas where there is conflict over territory, and which affirm the International Labor Organization's Declaration on Fundamental Principles and Rights at Work, and thereby equal access;

WHEREAS, Intel's involvement in such Settlements, directly or indirectly, through its purchasing and supply chain, its sales and distribution, or its business, partnership and license relationships may be inadvertently enabling Settlement activities and growth, or profiting therefrom;

RESOLVED: Shareholders request that the Board form an ad hoc committee to reassess business policies and criteria, above and beyond legal compliance, for determining whether and when the company will initiate, conduct or terminate business involvements with Israel's Settlements, including supply chain, sales and distribution, and other business relationships (direct, partnerships, and licenses) and to monitor and report to shareholders on progress on meeting these policies at least annually, at reasonable expense and excluding proprietary information.

SUPPORTING STATEMENT

In assessing policies and criteria, Intel should assess how business relations, via supply chain or other involvements with Israel's Settlements, places at risk its reputation and its commitments to employees, customers, and shareholders, and how those constituencies will benefit from Intel's establishment of appropriate policies to identify and remedy such risks.

Please vote your proxy FOR this proposal.

Exhibit 2

Proof of Ownership

HEARTLAND INITIATIVE

RECEIVED 12-15-15

December 11, 2015

Intel Corporation
Attn: Suzan A. Miller
M/S RNB-4-151
2200 Mission College Blvd.
Santa Clara, California
95054-1549

To Whom It May Concern,

Enclosed please find proof of Heartland Initiative's continuous ownership of at least $2,000 in market value of Intel shares for at least one year as of the date Heartland's shareholder proposal was submitted, in accordance with Rule 14a-8(b) under the Securities Exchange Act of 1934.

Should you have any questions or require any additional information, please do not hesitate to contact me at the information provided below.

All my best,

Samuel B. Jones
President & Co-Founder
Heartland Initiative, Inc.
174 Carroll St. SE
Atlanta, GA 30312
Email: sam@heartland-initiative.org
Phone: 404-323-7809

charles SCHWAB

Adivsor Services
1958 Summit Park Dr
Orlando, FL 32810

December 3, 2015

Intel Corp
Attn: Suzan A. Miller, Corporate Secretary
M/S RNB-4-151
2200 Mission College Boulevard
Santa Clara, CA 95054-1549

Dear Ms. Miller,

Charles Schwab & Company, Inc. is custodian for Heartland Initiative, Inc. with Capital Investment Advisors as the Investment Advisor for this portfolio.

We are writing to verify that Heartland Initiative, Inc. owns **118** shares of **Intel Corp** (Security No./CUSIP: **458140-10-0**). We confirm that as of 12/03/2015 Heartland Initiative, Inc. has beneficial ownership of at least $2,000 in market value of the voting securities of **Intel Corp** and that such beneficial ownership has existed for one or more years.

- Trade Date: 11/05/2014
- Settle Date: 11/10/2014

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact me directly at 1-877-315-8300.

Sincerely,

Natalie Montijo
Relationship Specialist
Charles Schwab & Co., Inc.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 14, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Intel Corporation*
Stockholder Proposal of Heartland Initiative, Inc.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Intel Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Heartland Initiative, Inc. (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareholders request that the Board form an ad hoc committee to reassess business policies and criteria, above and beyond legal compliance, for determining whether and when the company will initiate, conduct or terminate business involvements with Israel's Settlements, including supply chain, sales and distribution, and other business relationships (direct, partnerships, and licenses) and to monitor and report to shareholders on progress on meeting these policies at least annually, at reasonable expense and excluding proprietary information.

A copy of the Proposal and the Supporting Statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2016 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the required proof of continuous ownership in response to the Company's proper request for that information; and

- Rule 14a-8(i)(11) because the Proposal substantially duplicates another stockholder proposal previously submitted to the Company that the Company intends to include in its 2016 Proxy Materials.

BACKGROUND

The Proponent sent the Proposal, dated November 30, 2015, to the Company's headquarters in Santa Clara, California. The Proposal was received by the Company's mail room via mail or overnight delivery and, on December 3, 2015, delivered to the Company's corporate secretary's office. The packaging that the Proposal was mailed in was inadvertently discarded so that the Company could not verify that November 30, 2015 was the date the Proponent actually sent the Proposal. Nevertheless, the Proponent's submission did not contain any verification of the Proponent's ownership of the required number of Company shares. In addition, the Company reviewed its stock records, which did not indicate that the Proponent was the record owner of any shares of Company securities.

Accordingly, on December 8, 2015, which was within 14 days of the date the Company received the Proposal, the Company sent the Proponent a letter notifying it of the procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit B, the Company informed the Proponent of the requirements of Rule 14a-8 and how it could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);

- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including "a written statement from [the Proponent's broker or bank] verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including the date [the Proponent] mailed the Proposal, which appears to have been November 30, 2015"; and

- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011). *See* Exhibit B. The Company's records confirm delivery of the Deficiency Notice on December 11, 2015.[1] *See* Exhibit C. The Company subsequently was able to confirm that November 30, 2015 was the date the Proponent originally mailed the Proposal. *See* Exhibit D.

By letter dated December 11, 2015, the Proponent responded to the Deficiency Notice ("Proponent's Response"), a copy of which is attached hereto as Exhibit E. The Proponent's Response included a letter, dated December 3, 2015, which was addressed to the Company from Charles Schwab & Company, Inc. (the "Charles Schwab Letter"). The Charles Schwab Letter stated, in pertinent part:

> We confirm that as of 12/03/2015 Heartland Initiative, Inc. has beneficial ownership of at least $2,000 in market value of the voting securities of Intel Corp and that such beneficial ownership has existed for one or more years.

---

[1] Because the correspondence included with the Proposal did not have a return address or contact information, the Company initially attempted delivery to an address in Oregon. When delivery could not be made to that address, the Company was able to contact the Proponent, verify an address in Georgia and arrange for the Deficiency Notice to be rerouted from Oregon and delivered to that address.

The Charles Schwab Letter also listed a "Trade Date" of November 5, 2014 and a "Settle Date" of November 10, 2014.

The 14-day deadline to respond to the Deficiency Notice expired on December 25, 2015, and the Company has not received any further correspondence from the Proponent addressing the deficiencies identified in the Deficiency Notice.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish Its Eligibility To Submit The Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to establish its eligibility to submit the Proposal despite the Company's explicit and timely notice of the Proposal's procedural deficiencies. Specifically, the Proponent has not demonstrated that it continuously owned the required number of Company shares for the one-year period prior to and including the date the Proposal was submitted to the Company as required by Rule 14a-8(b).

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, SLB 14.

Rule 14a-8(f)(1) provides that a company may exclude a stockholder proposal if a proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G") provides guidance on the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1). Among other things, SLB 14G reiterates "that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects," and states that a company must "provides[] a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect."

The Staff consistently has granted no-action relief to registrants where proponents have failed, following a timely and proper request by a registrant, to furnish the full and proper evidence of continuous share ownership for the full one-year period preceding and including the submission date of the proposal. For example, in *The Home Depot, Inc.* (avail. Feb. 5, 2007), the company, upon receiving a proposal that had been submitted on October 19, 2006, sent a deficiency notice to the stockholder regarding the lack of proof of ownership. The letter from the broker that the stockholder sent in response to the deficiency notice stated that the stockholder had ownership of the shares from November 7, 2005 to November 7, 2006. However, the Staff concurred in the exclusion of the proposal because the letter did not account for the period from October 19, 2005 to November 7, 2005 and therefore was insufficient to prove continuous share ownership for one year as of October 19, 2006, the date the proposal was submitted.

The Staff also has permitted the exclusion of a stockholder proposal based on language in the proof of ownership letter that did not sufficiently pinpoint the dates for which the proponent had ownership of its stock. In *Andrea Electronics Corp.* (avail. June 13, 2013), the company, upon receiving a proposal that had been submitted on March 1, 2013, sent a deficiency notice to the stockholder regarding the proponent's insufficient proof of ownership. In response, the proponent sent a letter from its broker stating that the proponent's account held a position in the company "[o]n or about July 8, 2008" and that "[a]s of March 26, 2013 the [proponent's] account holds a current position of 125,468 shares." However, the Staff concurred in the exclusion of the proposal because the statements in the aforementioned broker letter did not prove continuous ownership for the one-year period preceding and including March 1, 2013, as the statements left open the possibility that the proponent exited and entered its position in the company's securities at various times between July 8, 2008 and March 26, 2013. *See also Johnson & Johnson* (avail. Jan 8, 2013) (letter from broker stating that the shares had been continuously held since November of 2011 was insufficient to prove continuous ownership for one year as of November 13, 2012, the date the proposal was submitted); *International Business Machines Corp.* (avail. Dec. 26, 2002) (letter from broker stating that the proponent "owns the following shares and has owned them for more than one year as of September 2002" left open the possibility that the proponent had sold her shares on a date prior to September 5, 2002, the date her proposal was submitted, and was thus insufficient to prove continuous ownership for one year as of the submission date); *International Business Machines Corp.* (avail. Jan. 14, 2002) (letter from bank stating that the shares had been held "since prior to

November 30, 2000" was insufficient to prove continuous ownership for one year as of November 8, 2001, the date the proposal was submitted).

As well, the Staff previously has allowed companies, in circumstances similar to the instant case, to omit shareowner proposals pursuant to Rules 14a-8(f)(1) and 14a-8(b) where after receiving proper notice from a company the proof of ownership submitted by the shareowner failed to specifically establish that the shareowner continuously held the requisite amount of the company's securities for one year as of the date the proposal was submitted. For example, in *General Electric Co.* (avail. Jan. 6, 2016), the Staff concurred that a broker's letter stating that a proponent purchased shares on a specific date more than a year earlier and that the proponent currently held company shares did not establish that the proponent owned the requisite amount of company shares continuously for the one-year period as of the date the proposal was submitted. *See also, Union Pacific Corp.* (avail. Jan. 29, 2010) (concurring with the exclusion of a shareowner proposal under Rule 14a-8(b) and Rule 14a 8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Union Pacific's request, documentary support sufficiently evidencing that it has satisfied the minimum ownership requirement for the one-year period required by Rule 14a 8(b)").

SLB 14G provides that a "proposal's date of submission [is] the date the proposal is postmarked or transmitted electronically." In the current instance, because the Company could not verify that the Proponent had submitted the Proposal on November 30, 2015, the date of the Proponent's cover letter, the Deficiency Notice provided a detailed description of what the proponent had to do to remedy the deficiencies in its submission, specifically stating that the Proponent was required to verify continuous ownership for the one-year period preceding and including "the date [the Proponent] mailed the Proposal, which appears to have been November 30, 2015."

Notwithstanding these instructions, the Charles Schwab letter states that "as of 12/03/2015 Heartland Initiative, Inc. has beneficial ownership of at least $2,000 in market value of the voting securities of Intel Corp and that such beneficial ownership has existed for one or more years." *See* Exhibit E. This fails to respond to the Deficiency Notice by providing proof of ownership as of and for the one year preceding November 30, 2015 (the date of the Proponent's cover letter and the date that the Proposal was submitted). *See* Exhibit D. Therefore, the Charles Schwab Letter in fact has not accounted for ownership over several days before the Proposal was submitted (i.e., November 30, 2014 through December 2, 2014). In this respect, the Charles Schwab Letter would be similar to the broker letters offered in *The Home Depot, Inc.* and *Comcast Corp.*, which were deemed insufficient to prove continuous ownership over the required period.

In addition, the Charles Schwab Letter fails to establish continuous ownership of Company shares for a one year period as required by Rule 14a-8(b)(1). As in *General Electric Co.* and *Union Pacific*, the Charles Schwab Letter does not address the *continuous* ownership of the requisite amount of Company shares. Like the language that was found to be inadequate in *Andrea Electronics Corp.*, *Johnson & Johnson*, and *International Business Machines Corp.* (avail. Dec. 26, 2002), the language in the Charles Schwab Letter stating only that "such beneficial ownership has existed for one or more years" leaves open the possibility that the Proponent did not continuously own Company shares throughout the required period. At most, the Charles Schwab Letter pinpoints two dates on which the Proponent owned Company shares: November 10, 2014, the "Settle Date" listed in the letter, and December 3, 2015, and suggests that within that period ownership has "existed for one or more years." Therefore, the Charles Schwab Letter does not foreclose the possibility that the Proponent has traded out and back into its ownership position in the Company shares over the one year period preceding the date that the Proposal was submitted, similar to the possibility left open by the insufficient broker letter in *Andrea Electronics Corp.* The statements in the Charles Schwab Letter would be equally applicable where there has been intermittent ownership during the period of time that continuous ownership is required pursuant to Rule 14a-8(b)(1).

Accordingly, consistent with the precedent cited above, the Proposal is excludable because, despite receiving timely and proper notice pursuant to Rule 14a-8(f)(1), the Proponent has not demonstrated that it continuously owned the required number of Company shares for the one-year period prior to and including the date the Proposal was submitted to the Company, as required by Rule 14a-8(b).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its Proxy Materials.

Rule 14a-8(i)(11) provides that a stockholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

On November 5, 2015, before the date the Proposal was sent to and received by the Company, the Company received a proposal from Holy Land Principles, Inc. (the "Holy

Land Proposal"). See Exhibit F. The Company intends to include the Holy Land Proposal in its 2016 Proxy Materials. The Holy Land Proposal states:

> **RESOLVED**: Shareholders request the Board of Directors to: Make all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles.

The Holy Land Principles (the "Principles"), which are set forth in the recitals of the Holy Land Proposal, are described in the Holy Land Proposal as "a set of equal opportunity employment principles to serve as guidelines for corporations in Palestine-Israel," and would require the Company to, among other things:

- Adhere to fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic or religious identity.
- Maintain a work environment that is respectful of all national, racial, ethnic and religious groups.
- Not accept subsidies, tax incentives, or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another.
- Appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles.

The standard that the Staff applies for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). If they do so, the subsequently received proposal may be excluded as substantially duplicative of the first proposal, despite differences in the terms or breadth of the proposals, and even if the proposals request different actions. *See, e.g., Ford Motor Co. (Lazarus)* (avail. Feb. 15, 2011) (permitting the exclusion of a proposal requesting a semi-annual report detailing policies and procedures for making political contributions and expenditures and disclosing contributions and expenditures paid as substantially duplicative of a proposal requesting only that a report listing political contributions be published in certain major newspapers); *Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Bank of America Corp.* (avail. Feb. 24, 2009) (concurring with the exclusion of a proposal requesting the adoption of a 75% hold-to-retirement policy as subsumed by another proposal that included such a policy as one of many requests); *Ford Motor Co. (Leeds)* (avail.

Mar. 3, 2008) (concurring that a proposal to establish an independent committee to prevent Ford family stockholder conflicts of interest with non-family stockholders substantially duplicated a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share).

Moreover, the Staff has concurred that proposals are excludable under Rule 14a-8(i)(11) even when the scope of proposals received by a company are not identical. In *Abbott Laboratories* (avail. Feb. 4, 2004), the Staff permitted exclusion of a proposal requesting limitations on all salary and bonuses paid to senior executives as substantially duplicative of an earlier proposal requesting only that the board of directors adopt a policy prohibiting future stock option grants to senior executives. *See also Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest was substantially duplicative of a proposal to adopt goals for reducing total greenhouse gas emissions from the company's products and operations); *General Motors Corp. (Catholic Healthcare West)* (avail. Apr. 5, 2007) (concurring that a proposal requesting a report on the company's non-deductible political contributions and expenditures was substantially duplicative of a proposal to disclose the company's contributions made "in respect of a political campaign, political party, referendum or citizen's initiative, or attempts to influence legislation").

In *Caterpillar* (avail. Mar. 25, 2013), the Staff permitted exclusion on Rule 14a-8(i)(11) grounds of a proposal requesting that the board publish a report on the risks to the company's brand reputation of "widespread human rights criticisms" where the proponent's supporting statements were singularly focused on the risks associated with the company's business relationships with Israel and the "Occupied Palestinian Territories." The Staff concurred that this proposal was duplicative of a proposal that requested that the board review and amend its human rights policies to include "franchisees, licensees and agents," and to "conform more fully with international human rights and humanitarian standards," where the proponent's supporting statements expressed concern over the company's business dealings with Israel and "the occupied Palestinian territories."

The principal thrust of the Proposal and the Holy Land Proposal is the same: to address potential human rights and equal opportunity concerns arising from the Company's operations in Israel, including addressing whether there is disparate treatment of different national, racial, ethnic or religious groups. While the Holy Land Proposal addresses the Company's employment practices in Israel and the Proposal addresses the Company's "business relationships, via supply chain and other involvements with Israel's Settlements," both are clearly focused on the fact that the Company maintains operations in Israel and both urge the Company to adopt policies for those operations to address concerns that the proposals assert may exist as a result of Israeli policies and other conditions in Israel. Thus, while the two proposals address their concerns from different angles, the principal thrust of the proposals remains the same.

This common principal thrust and focus is further evidenced by the language contained in each of the proposals and their supporting statements. For example, both proposals focus on human rights and equal opportunity commitments to employees. The Holy Land Proposal states that "fair employment should be the hallmark of any American company at home or abroad," and the Holy Land Principles calls for the Company to "[a]dhere to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic or religious identity" and to "[m]aintain a work environment that is respectful of all national, racial, ethnic and religious groups." Similarly, the Whereas clauses of the Proposal reference the Company's "social responsibility commitments to its employees" and assert that "the mere suspicion of Intel's connection to [the Israeli] Settlements places its reputation and its commitments to employees and shareholders at risk." Similarly, the Supporting Statement of the Proposal states that in implementing the Proposal the Company should assess "how business relations, via supply chain and other involvements with Israel's Settlements, places at risk its reputation and its commitments to employees." Likewise, the Proposal repeats the Holy Land Proposal's concern for "equal access" to work opportunities by minority employees in Israel and the Israeli Settlements.

Moreover, both of the proposals specifically address financial aspects of Israeli policies. Specifically, one of the Holy Land Principles requests that the Company "[n]ot accept subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another." Similarly, the Whereas clauses of the Proposal state that Israel provides a competitive advantage by "providing financial and tax incentives to" individuals resident in or businesses operating from the Israeli Settlements, and assert that Intel "through its purchasing and supply chain, its sales and distribution, or its business, partnership and license relationships may be inadvertently enabling Settlement activities and growth, or profiting therefrom[.]"

Finally, both proposals call for the Company to adopt new policies to address the human rights concerns they raise regarding its Israeli operations, and ask for the Company to report to stockholders on their progress in implementing those policies. The Holy Land Proposal asks the Board of Directors to "[m]ake all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles" and to "publicly report on their progress in implementing the Holy Land Principles." Similarly the Proposal is styled as a request for the Board to "form an *ad hoc* committee to reassess business policies and criteria" for determining whether to "initiate, conduct, or terminate business involvements with Israel's [s]ettlements," and the Proposal likewise calls for the committee "to monitor and report to shareholders on progress on meeting these policies at least annually[.]"

Thus, similar to the proposals at issue in *Caterpillar*, although the Proposal and the Holy Land Proposal differ in their precise terms and breadth, the principle thrust of each relates to, and seeks information regarding, potential human rights and equal opportunity concerns (including the reputational implications) relating to the Company's operations in Israel, and each proposal asks the Company to enhance its policies to address this concern. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Therefore, because the Proposal has the same principal thrust and focus as the earlier received Holy Land Proposal, which the Company intends to include in 2016 Proxy Materials, the Company believes that the Proposal may be excluded as substantially duplicative of the Holy Land Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Irving S. Gomez, the Company's Senior Counsel, Corporate Legal Group, at (408) 653-7868.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

Enclosures

cc: Irving S. Gomez, Intel Corporation
Samuel B. Jones, Heartland Initiative, Inc.

EXHIBIT A

HEARTLAND INITIATIVE

November 30, 2015

RECEIVED 12-3-15

Intel Corporation
Attn: Suzan A. Miller
M/S RNB-4-151
2200 Mission College Blvd.
Santa Clara, California
95054-1549

Dear Ms. Miller,

Heartland Initiative, Inc. ("Heartland") is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, Heartland has held the securities continuously for at least one year, and Heartland intends to continue to own the requisite shares in the Company through the date of the 2016 annual meeting of shareholders.

We are notifying you in a timely manner that Heartland is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

We are filing the enclosed requesting that the Intel Corporation Board form an ad hoc committee to reassess business policies and criteria, above and beyond legal compliance, for determining whether and when the company will initiate, conduct or terminate business involvements with Israel's Settlements, including supply chain, sales and distribution, and other business relationships (direct, partnerships, and licenses) and to monitor and report to shareholders on progress on meeting these policies at least annually, at reasonable expense and excluding proprietary information.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Samuel B. Jones
President and Co-founder
Heartland Initiative, Inc.

WHEREAS, Intel has established business operations in the State of Israel ("Israel");

WHEREAS, Israel has militarily occupied certain territories since 1967, and according to the United States Government and the international community, does not possess sovereign powers over such areas, and thus cannot establish national legal entities and operations in said occupied territories;

WHEREAS, by designating certain areas within the occupied territories as National Priority Zones for development and settlement (the 'Settlements'), and providing financial and tax incentives to individuals with access to residency therein, or businesses operating therefrom, Israel provides competitive advantages to Intel's potential business partners or suppliers who operate from such Settlements;

WHEREAS, the United States Government has declared such Settlements to be "illegitimate";

WHEREAS, Israel's Arab minority citizens (20% of its population) may be denied equal access to these financial, tax, and employment opportunities due to limitation of residency privileges therein;

WHEREAS, due to the above, services and goods supplied to Intel from, or profits derived by Intel through potential operations in, such Settlement areas are morally tainted, and the mere suspicion of Intel's connection to such Settlements places its reputation and its commitments to employees and shareholders at risk;

WHEREAS, Intel has made various social responsibility commitments to its employees, customers, and shareholders, including its endorsement of the UN Guiding Principles ("Ruggie Principles") which highlight the heightened human rights risks businesses face in areas where there is conflict over territory, and which affirm the International Labor Organization's Declaration on Fundamental Principles and Rights at Work, and thereby equal access;

WHEREAS, Intel's involvement in such Settlements, directly or indirectly, through its purchasing and supply chain, its sales and distribution, or its business, partnership and license relationships may be inadvertently enabling Settlement activities and growth, or profiting therefrom;

RESOLVED: Shareholders request that the Board form an ad hoc committee to reassess business policies and criteria, above and beyond legal compliance, for determining whether and when the company will initiate, conduct or terminate business involvements with Israel's Settlements, including supply chain, sales and distribution, and other business relationships (direct, partnerships, and licenses) and to monitor and report to shareholders on progress on meeting these policies at least annually, at reasonable expense and excluding proprietary information.

SUPPORTING STATEMENT

In assessing policies and criteria, Intel should assess how business relations, via supply chain or other involvements with Israel's Settlements, places at risk its reputation and its commitments to employees, customers, and shareholders, and how those constituencies will benefit from Intel's establishment of appropriate policies to identify and remedy such risks.

Please vote your proxy FOR this proposal.

GIBSON DUNN

EXHIBIT B

December 8, 2015

VIA OVERNIGHT MAIL AND EMAIL

Samuel B. Jones
President and Co-founder
Heartland Initiative, Inc.

FISMA & OMB MEMORANDUM M-07-16

Dear Mr. Jones:

I am writing on behalf of Intel Corporation (the "Company"), which received on December 3, 2015 the shareholder proposal submitted on behalf of Heartland Initiative, Inc. (the "Proponent") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2016 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of its continuous ownership of the required number or amount of Company shares for the one-year period preceding and including the date you mailed the Proposal, which appears to have been November 30, 2015, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the required

Intel Corporation
2200 Mission College Blvd.
Santa Clara, CA 95054
www.intel.com

number or amount of Company shares for the one-year period preceding and including the date you mailed the Proposal, which appears to have been November 30, 2015; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the required number or amount of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including the date you mailed the Proposal, which appears to have been November 30, 2015.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including the date you mailed the Proposal, which appears to have been November 30, 2015. The Proponent should be able to find out the identity of the DTC participant by asking its broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and

telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on its account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of its broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date you mailed the Proposal, which appears to have been November 30, 2015, the required number or amount of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 2200 Mission College Blvd., MS RNB4-151, Santa Clara, CA 95054-1549. Alternatively, you may transmit any response by email to me at irving.s.gomez@intel.com.

If you have any questions with respect to the foregoing, or want to discuss your proposal, I welcome a dialogue with you; I can be reached at (408) 653-7868. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Irving Gomez
Assistant Secretary

cc: Suzan Miller, Vice President,
Deputy General Counsel and
Corporate Secretary of Intel Corporation

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial.*

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

GIBSON DUNN

EXHIBIT E

HEARTLAND INITIATIVE

RECEIVED 12-15-15

December 11, 2015

Intel Corporation
Attn: Suzan A. Miller
M/S RNB-4-151
2200 Mission College Blvd.
Santa Clara, California
95054-1549

To Whom It May Concern,

Enclosed please find proof of Heartland Initiative's continuous ownership of at least $2,000 in market value of Intel shares for at least one year as of the date Heartland's shareholder proposal was submitted, in accordance with Rule 14a-8(b) under the Securities Exchange Act of 1934.

Should you have any questions or require any additional information, please do not hesitate to contact me at the information provided below.

All my best,

Samuel B. Jones
President & Co-Founder
Heartland Initiative, Inc.
174 Carroll St. SE
Atlanta, GA 30312
Email: sam@heartland-initiative.org
Phone: 404-323-7809

charles
SCHWAB

Adivsor Services
1958 Summit Park Dr
Orlando, FL 32810

December 3, 2015

Intel Corp
Attn: Suzan A. Miller, Corporate Secretary
M/S RNB-4-151
2200 Mission College Boulevard
Santa Clara, CA 95054-1549

Dear Ms. Miller,

Charles Schwab & Company, Inc. is custodian for Heartland Initiative, Inc. with Capital Investment Advisors as the Investment Advisor for this portfolio.

We are writing to verify that Heartland Initiative, Inc. owns **118** shares of **Intel Corp** (Security No./CUSIP: **458140-10-0**). We confirm that as of 12/03/2015 Heartland Initiative, Inc. has beneficial ownership of at least $2,000 in market value of the voting securities of **Intel Corp** and that such beneficial ownership has existed for one or more years.

- Trade Date: 11/05/2014
- Settle Date: 11/10/2014

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact me directly at 1-877-315-8300.

Sincerely,

Natalie Montijo
Relationship Specialist
Charles Schwab & Co., Inc.

GIBSON DUNN

EXHIBIT F

Holy Land Principles, Inc.

American principles following American investment

President: Fr. Sean Mc Manus •Executive VP: Barbara J Flaherty

Corporate Secretary
Intel Corporation
2200 Mission College Boulevard
Santa Clara, CA 95054-1549

November 3, 2015

Dear Secretary,

We are the two executive officers of Holy Land Principles, Inc. who are duly authorized to act on its behalf. Holy Land Principles, Inc. owns over $2000 worth Intel Corporation shares that were purchased January 13, 2014, and have been continuously owned.

We are informing Intel Corporation that we will offer the enclosed Shareholder Resolution on behalf of Holy Land Principles, Inc. for consideration of stockholders at the 2016 Annual General Meeting.

We submit the enclosed Resolution to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.
Included is a letter from Wells Fargo, the custodial bank, verifying Holy Land Principles, Inc.'s continual ownership of over $2000 worth of Intel Corporation shares from January 13, 2014.

Holy Land Principles, Inc. will continue to hold at least $2000 worth of these Intel Corporation shares through the date of the 2016 Annual General Meeting.

We would be happy to discuss this initiative with you. Should Intel Corporation decide to implement the Holy Land Principles, we will withdraw the Resolution.

Please feel free to contact us at 202-488-0107 should you have any further questions on this matter.

Sincerely,

Fr. Sean Mc Manus
President
Holy Land Principles, Inc.
Enclosures (2)

Barbara J. Flaherty
Executive Vice President
Holy Land Principles, Inc.

•Capitol Hill• P.O. Box 15128, Washington, D.C. 20003-0849•Tel: (202) 488-0107
Fax: (202) 488-7537• Email: Sean@HolyLandPrinciples.org • Barbara@HolyLandPrinciples.org
Website: www.HolyLandPrinciples.org

HOLY LAND PRINCIPLES INTEL RESOLUTION

WHEREAS, Intel Corporation has operations in Palestine-Israel;

WHEREAS, achieving a lasting peace in the Holy Land -- with security for Israel and justice for Palestinians -- encourages us to promote a means for establishing justice and equality;

WHEREAS, fair employment should be the hallmark of any American company at home or abroad and is a requisite for any just society;

WHEREAS, Holy Land Principles Inc., a non-profit organization, has proposed a set of equal opportunity employment principles to serve as guidelines for corporations in Palestine-Israel. These are:

1. Adhere to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic or religious identity.
2. Identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees.
3. Develop training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.
4. Maintain a work environment that is respectful of all national, racial, ethnic and religious groups.
5. Ensure that layoff, recall and termination procedures do not favor a particular national, racial, ethnic or religious group.
6. Not make military service a precondition or qualification for employment for any position, other than those positions that specifically require such experience, for the fulfillment of an employee's particular responsibilities.
7. Not accept subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another.
8. Appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles.

RESOLVED: Shareholders request the Board of Directors to:
Make all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles.

SUPPORTING STATEMENT

The proponent believes that Intel Corporation benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the Holy Land Principles—which are both pro-Jewish and pro-Palestinian—will demonstrate concern for human rights and equality of opportunity in its international operations.

Please vote your proxy **FOR** these concerns.

-----Original Message-----
From: barbara@irishnationalcaucus.org [mailto:barbara@irishnationalcaucus.org]
Sent: Thursday, November 05, 2015 2:14 PM
To: Gomez, Irving S <irving.s.gomez@intel.com>
Cc: Sean Mc Manus <sean@irishnationalcaucus.org>
Subject: PRIORITY MAIL WITH SHAREHOLDER PROPOSAL NOT ACCEPTED
Importance: High

Hello Irving,
Yesterday, we sent our Shareholder proposal to Intel by Priority Express.
When we checked on the guaranteed deliver, the notice said,"No Authorized Recipient Available."

I have attached a copy of the front of the envelope and the USPS Tracking information sheet.

Please check this out and advise us how to continue.

Thank You,
Barbara Flaherty

Barbara Flaherty
Executive Vice President
Irish National Caucus, Inc.
Holy Land Principles, Inc.
Capitol Hill P.O. Box 15128
Washington, D.C. 20003-0849
202-544-0568 (Day)
301-651-3623 (Evening)
Barbara@irishnationalcaucus.org